Exhibit 99.1

Cellyan Biotechnology Announces a 1-for-20 Reverse Stock Split

HONG KONG, Oct. 21, 2026 (GLOBE NEWSWIRE) -- Cellyan Biotechnology Co., Ltd (Nasdaq: HKPD) (the “Company”), a leading provider of over-the-counter (“OTC”) pharmaceutical cross-border e-commerce supply chain services in Hong Kong, announced that it expects to implement a 1-for-20 reverse stock split, or consolidation of its issued and unissued Class A ordinary shares and Class B ordinary shares, par value $0.001 per share (the “Ordinary Shares”), effective at the opening of market of October 26, 2026 (the “Reverse Stock Split”). Trading in the Class A Ordinary Shares on a split-adjusted basis will continue on Nasdaq on October 26, 2026 under the symbol “HKPD.” The new CUSIP number for the Company’s Ordinary Shares post-Reverse Stock Split is G6365B112.

Upon the effectiveness of the Reverse Stock Split, every twenty issued and outstanding Ordinary Shares will be consolidated into one Ordinary Shares. The Company’s Ordinary Shares have a par value of $0.001 per share prior to the Reverse Stock Split and will have a par value of $0.02 per share following the Reverse Stock Split. Fractional shares resulting from the Reverse Stock Split will be rounded up to the nearest whole share at a participant level. The Reverse Stock Split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding Ordinary Shares, except for adjustments that may result from the treatment of fractional shares. The Reserves Stock Split was approved by the Company’s board of directors.

The Reverse Stock Split is primarily intended to enable the Company to regain compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. However, there can be no assurance that the Company will regain compliance with such requirement within the applicable compliance period or maintain compliance with Nasdaq’s continued listing requirement thereafter.

About Cellyan Biotechnology Co., Ltd

Cellyan Biotechnology Co., Ltd (f.k.a. Hong Kong Pharma Digital Technology Holdings Limited) offers two main categories of services: (i) OTC pharmaceutical cross-border e-commerce supply chain services through its Hong Kong subsidiary, Joint Cross Border Logistics Company Limited (“Joint Cross Border”), and (ii) OTC pharmaceutical cross-border procurement and distribution through its Hong Kong subsidiary, V-Alliance Technology Supplies Limited.

Through its engagement with OTC pharmaceutical suppliers, logistics companies, and merchants on Chinese e-commerce platforms, Joint Cross Border provides a convenient one-stop solution for Mainland Chinese customers seeking access to OTC pharmaceutical products outside Mainland China. Joint Cross Border’s comprehensive service offerings include pre-consultation, product information review, procuring overseas OTC pharmaceutical products, enlisting OTC pharmaceutical products with the Hong Kong Department of Health, obtaining import and export permits, storing products, packaging, and arranging logistics and end-to-end delivery services for customers.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. All forward-looking statements, expressed or implied, in this release are based only on information currently available to us and speak only as of the date on which they are made. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this release. Except as otherwise required by applicable law, we disclaim any duty to publicly update any forward-looking statement to reflect events or circumstances after the date of this release. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in our filings with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries please contact:

Cellyan Biotechnology Co., Ltd

Media Contact: andy@cell-yan.com

Investor Relations: stella@cell-yan.com